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OPERATOR:

Good morning and welcome to Sabre Holdings Corporation's conference call to discuss the company's strategic refocusing and cost-cutting initiatives, as well as its proposed acquisition of GetThere. At this time all participants are in a listen-only mode. Later we will conduct a question and answer session and instructions will follow at that time. If anyone should require assistance during the call, please press the star followed by the zero on your touch-tone phone. As a reminder, this conference is being recorded and is being broadcast live over the Internet.

The host of today's call is Bill Hannigan, Chairman and Chief Executive Officer of Sabre Holdings Corporation. This conference call is being broadcast live on Sabre's Web site and an archived replay of the call will be available until Friday, September 1.

Before Mr. Hannigan begins, Sabre reminds all of you that comments that will be discussed today on future matters - such as the proposed acquisition of Gemini, anticipated cost reductions, and forecasts of growth in revenues, earnings, or bookings - will constitute forward-looking statements. These matters are, of course, subject to a number of factors that could cause actual results to differ materially from our expectations. These factors are described in the Company's news release and financial statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

I would now like to introduce Mr. Hannigan.  Please go ahead, sir.

BILL HANNIGAN

Good morning and thank you all for joining us this morning on such short notice. I'm here with Jeff Jackson, our CFO and joining us on the call is Gadi Maier, GetThere, Chairman, President and CEO.

This morning - we made several important announcements -a company-wide cost cutting initiative, a redefinition of our market focus, and an important acquisition in the Travel

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Marketing & Distribution arena. These announcements each strongly support
Sabre's goals of long-term growth and profitability.

COST CUTTING/STRATEGIC REFOCUSING

I'd like to start by discussing the launch of our worldwide cost cutting program. As many of you know, we've been taking a hard look at our company over the past several months - reviewing how we can improve both our growth strategies and our operating efficiency. Our in-depth analysis included benchmarking against our competitors and peers and assessing the changing travel distribution environment. As a result of this process, we're redefining our market focus and initiating a worldwide strategic cost-cutting plan that's aimed at reducing overall operating costs on a company-wide basis, and allowing us to continue investing in existing and new market opportunities that will drive faster growth and enhanced profitability for Sabre.

We expect this global cost-cutting plan will generate approximately $100 million in annual pre-tax savings in 2001. To achieve this target, we intend to (a) eliminate duplicative activities, (b) leverage resources across the organization so we can operate more efficiently and cost-effectively, and (c) reduce approximately 1,200 positions from our current employee base of roughly 10,500 people. We'll achieve the job reductions over the next several months through attrition and layoffs across all of our organization - with the U.S. being a key focus. We estimate the program will result in a one-time charge of approximately $20 million before taxes, mostly related to severance and outplacement costs. And we plan to take this charge in the current quarter.

This cost-cutting initiative is an integral part of the new strategy we've designed to ensure we maintain our leadership position as the premier technology company for the travel and transportation industries. We have redefined our market focus to capitalize on our unparalleled strengths in electronic travel and marketing distribution channel and the IT services arena. In essence, through this strategy, we will enhance operating efficiencies and flatten the organization so we can increase our speed and agility - which are key competitive advantages in today's travel marketplace.

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We have set an aggressive goal to be the world's leading electronic travel distributor, and a world-class travel marketer - touching and enhancing the experience of every traveler. As part of that goal, we're committed to staying ahead of the curve of the rapidly changing markets we serve.

THERE ARE FOUR KEY ELEMENTS IN OUR SHIFT OF MARKET FOCUS.

FIRST, WE WILL CONTINUE TO TAKE ACTIONS TO EXTEND OUR BUSINESS IN TRAVEL DISTRIBUTION AND EXPAND OUR TRAVEL MARKETING BUSINESS. THERE ARE SOME GREAT OPPORTUNITIES IN THIS AREA, AS YOU'VE SEEN FROM TODAY'S GETTHERE ACQUISITION ANNOUNCEMENT AND OTHER RECENT ACQUISITIONS. We're enhancing our abilities to deliver tools to our customers that will enable one-to-one marketing and stimulate demand in these high-growth travel channels.

SECOND, WE ALSO SEE STRONG GROWTH OPPORTUNITY IN THE AREAS OF SOFTWARE, RESERVATIONS HOSTING AND WEB HOSTING. This draws on our competencies in airline software solutions and our understanding of airline IT. And it allows us to leverage our strengths in high-value, high-margin areas.

THIRD, WE'RE CHANGING THE WAY IN WHICH WE BID FOR LARGE IT OUTSOURCING CONTRACTS. We'll no longer go it alone when bidding for facility management opportunities. These pursuits require considerable time and resources, and by their nature, DO NOT PROVIDE THE SAME OPPORTUNITY FOR VALUE CREATION, AS DO OUR OTHER BUSINESSES.

Instead, we'll partner with complementary IT firms to bid for those types of contracts - with Sabre focusing on the areas that rely on our software, consulting, multi-host and web hosting capabilities. A good example of this is the Air Canada RFP. We are teaming with CGI to go after this opportunity. We believe that this type of partnering will allow us to focus on our core competencies, and to produce predictable revenue and earnings growth. It is important to note, however, that we are fully committed to supporting and actively growing our current customers in this area.

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AND FOURTH, OUR SOFTWARE BUSINESS IS MORE IMPORTANT TO US THAN EVER BEFORE,
AND WE NEED TO CONTINUE TO TAKE ACTIONS TO FURTHER DEVELOP OUR HIGH-END CAPABILITIES. WE'RE THE MARKET LEADER IN AIRLINE SOFTWARE AND WE HAVE A LONG HISTORY OF AIRLINE SOLUTIONS INNOVATION. TO STAY IN THE LEAD, AMONG OTHER THINGS WE NEED TO DRAW ON OUR SKILLS IN THE SOFTWARE BUSINESS AND INVEST TO STANDARDIZE AND FURTHER PRODUCTIZE OUR SOFTWARE SOLUTIONS IN AN INTEGRATED SUITE TO INCREASE SALES AND MARGINS IN THAT BUSINESS.

ID LIKE TO TALK A LITTLE BIT ABOUT THE TREMENDOUS GROWTH OPPORTUNITIES IN ONLINE TRAVEL. ACCORDING TO FORRESTER RESEARCH, ONLINE TRAVEL DISTRIBUTION IN THE U.S. IS EXPECTED TO REACH OVER $29 BILLION BY 2003 - ALMOST TEN-FOLD THE 1998 LEVEL. AND THAT'S WITH ONLINE TRAVEL STILL IN ITS INFANCY. TODAY, ONLINE TRAVEL REPRESENTS ONLY A SMALL PERCENTAGE OF TOTAL TRAVEL SALES, BUT BY 2003 IT SHOULD BE AT LEAST 10% AND IS ANTICIPATED TO CONTINUE TO GROW RAPIDLY.

With the GetThere acquisition, which I'll talk about in more detail in a minute, Sabre will be the undisputed leader in ALL channels of travel distribution, including:

-  One:  the traditional travel agency channel

-  Two:  the consumer online channel with Travelocity

-  Three:  corporate online travel systems with Sabre BTS and GetThere

- And Four, Supplier Direct, through our own efforts as well as those of GetThere

As you can see, there's a lot of room for us to grow our business. And that's why we need to ensure we are fast, nimble, and prepared in every way to capture opportunities to grow our company.

Our transaction with GetThere is a perfect example of this. So are other recent acquisitions, including Gradient Solutions and our 51 percent interest in Dillon Communications Systems in the business-to-business travel arena, and the merger earlier this year of Preview Travel and Travelocity.com in the consumer travel arena.

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GETTHERE ACQUISITION

And now, I'd like to turn to GetThere - and tell you why we acquired the company and how it fits into our overall strategy for profitable growth.

Merging GetThere with our Sabre Business Travel Solutions (BTS) unit is a strategic move that sends a very clear signal that we are serious about being the premier electronic travel marketing and distribution company in all channels. I've made comments in the past about our strategy to double down on our strengths in this business - and this action certainly is in keeping with that strategy.

FOR THOSE OF YOU WHO ARE NOT VERY FAMILIAR WITH THE ONLINE CORPORATE TRAVEL INDUSTRY, COMPANIES LIKE SABRE BTS AND GETTHERE PROVIDE A TECHNOLOGY PLATFORM THAT ALLOWS CORPORATIONS TO LOWER TRAVEL COSTS BY REDUCING CORPORATE TRAVEL AGENCY FEES AND ENHANCING ENFORCEMENT OF CORPORATE TRAVEL POLICIES. THEY ALSO ENABLE CORPORATE CUSTOMERS TO BETTER MANAGE THE CORPORATE TRAVEL PROCESS BY ALLOWING INTEGRATION OF KEY DATA INTO THEIR SYSTEMS TO FACILITATE EXPENSE REPORTING, ACCOUNTING AND OTHER ADMINISTRATIVE FUNCTIONS.

Online corporate travel is an extremely fast growing channel with enormous potential for even stronger growth in the future. According to Forrester Research, the "managed" online corporate channel represented $1.6 billion in travel sales in 1999 and is expected to grow to $11.3 billion by 2003.

The fast-paced growth of online corporate travel is reflected in the extraordinary growth of BTS and GetThere. Travel transactions booked through BTS are increasing at a rate of over 250% year over year, and in the first quarter of this year, GetThere reported revenue growth of 187% over the first quarter of 1999.

The corporate online space is very competitive, but two leaders have emerged
- our BTS team, and the GetThere team. THERE WILL NO LONGER BE ANY ARGUMENT ABOUT WHO LEADS IN THE ONLINE CORPORATE TRAVEL CHANNEL -- BECAUSE THIS ACQUISITION WILL ESTABLISH SABRE AS THE LEADER IN BOTH ONLINE CORPORATE TRAVEL AS WELL AS E-COMMERCE TRAVEL PLATFORMS FOR AIRLINES, SUPPLIERS, AND AGENCIES.

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BY COMBINING THE STRENGTHS OF BOTH COMPANIES, WE WILL PROVIDE THE MOST
POWERFUL AND FLEXIBLE ONLINE PLATFORM FOR MANAGING CORPORATE TRAVEL IN OUR INDUSTRY, WITH THE BROADEST RANGE OF SERVICES AND CONTENT. WE WILL ALSO SIGNIFICANTLY EXPAND OUR CAPABILITIES IN WEB DEVELOPMENT AND WEB HOSTING FOR TRAVEL SUPPLIERS AND TRAVEL AGENCIES. IN ADDITION, THE TRANSACTION WILL PROVIDE US GDS-INDEPENDENT CONNECTIVITY AND WILL POSITION SABRE TO BECOME THE LEADER IN SUPPLIER DIRECT DISTRIBUTION MODELS.

The combined business will benefit from an unparalleled roster of blue-chip customers. Corporate customers like Cisco, Citicorp, Dell, GE, Lucent, Nike and Nortel. And airline customers like United, America West, US Airways and SwissAir. No other company in the travel industry can cite such a long list of premier customers.

BOTTOM LINE, THE COMBINATION OF THESE TWO LEADERS REPRESENTS A UNIQUE OPPORTUNITY TO CREATE SIGNIFICANTLY ENHANCED VALUE FOR THE SHAREHOLDERS OF BOTH COMPANIES. THE COMBINATION CREATES ENHANCED REVENUE-GENERATING OPPORTUNITIES IN A RAPIDLY CHANGING GLOBAL TRAVEL DISTRIBUTION MARKET, POSITIONING SABRE TO BE A STRONG COMPETITOR IN THE ON-LINE TRAVEL DISTRIBUTION CHANNELS. WE ALSO EXPECT THE COMBINATION TO GENERATE COST SYNERGIES IN MARKETING AND OVERALL GENERAL AND ADMINISTRATIVE EXPENSES.

THE COMBINED ENTITY WILL HAVE ESTIMATED 2000 REVENUES OF $50 MILLION. THIS TRANSACTION, COMBINED WITH THE COST-CUTTING INITIATIVE OUTLINED EARLIER, IS EXPECTED TO BE NEUTRAL TO SABRE'S EARNINGS IN 2001, EXCLUDING GOODWILL AMORTIZATION.

This all-cash transaction - which was unanimously approved by GetThere's board of directors -- is valued at $757 million, or $17.75 per GetThere share. We expect to launch the first step tender offer in the week of September 4th, and we expect to close in the fourth quarter of this year. The transaction is subject to regulatory clearance and other customary conditions.

The new company will be based in Menlo Park, California - GetThere's current headquarters, and will also have a large presence in Fort Worth where BTS is located.

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I'm pleased to report that Gadi Maier, GetThere's chairman, president and
CEO, will be president of the new organization, and Scott Smith, senior vice president and general manager of Sabre BTS, will report to Gadi and will lead the corporate marketing function for the new company. I look forward to working with Gadi and his talented team to take this company to its next level of growth.

I'll turn it over to you now, Gadi to say a few words about the transaction.

GADI MAIER

Thanks Bill. I am very excited about the opportunities that lie ahead for this new company - and in turn, for our customers, shareholders, and employees.

By bringing together the two key players in the online corporate travel channel, we will establish the industry's leading e-commerce platform for both corporations and travel suppliers, with the best-of-breed technology, knowledge base, and talented people to further enhance opportunities for growth within this travel channel.

I'm eager to take on the challenges of leveraging our leadership role in this fast-growing travel channel and I look forward to exploring new avenues of
revenue and profit growth.   The increased scale and scope of the combined
entity will create a highly scalable infrastructure and produce a number of synergies that will enhance top- and bottom-line performance and accelerate
our profitability.   This will ultimately create value for our shareholders.

In the near term, my team and I will be very focused on ensuring that the eventual integration of the two companies goes smoothly for our customers and employees. We intend to take the best practices of both companies and migrate to a new platform with the goal of creating significant benefits for our customers. As a GDS-independent company with strong relationships with major airlines, innovative technologies and a strong position in the global travel distribution industry overall, we will create a company with capabilities that few can match.

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I look forward to working with Bill, Scott, Jeff and the other members of
Sabre management to achieve the ambitious goals we've set for this exciting new company.

Now, I'll turn the call back over to Bill.

BILL HANNIGAN:

Thanks, Gadi.

Stepping back a moment, I'd just like to reiterate that the initiatives I've outlined this morning - our new growth strategy and company-wide cost-cutting plan, and our merger with GetThere - are all aimed at enhancing our ability to deliver long-term value to our shareholders. We have worked hard to secure leadership roles in our core Travel and Marketing distribution and IT software solutions businesses, and we plan to maintain that role through a combination of complementary strategies aimed at (a) increasing productivity and efficiency and enhance customer service, (b) creating significant operating cost savings to reinvest into other parts of the business, and (c) cultivating and growing our high-potential emerging businesses.

All of us at Sabre intend to remain a key architect in shaping the future of travel services, driving innovation and change in the global travel market, and we believe these initiatives will provide us the platform to achieve that.

Now I'd like to turn the call over to Q&A. Operator?


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